03002831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
State Farm VP Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza, R4
(No. and Street)

Bloomington (City) Illinois (State) 61791-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Grizzle (309) 766-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) Illinois (State) 60606-2807 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Grimes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TAMMY L WATKINS
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. MAY 26,2003

Tammy L. Watkins
Notary Public

Signature

Vice President & Secretary
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Farm VP Management Corp.

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
State Farm VP Management Corp.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of State Farm VP Management Corp. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company and, as disclosed in the financial statements, has extensive transactions and relationships with State Farm Mutual Automobile Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 19, 2003

State Farm VP Management Corp.

Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 33,160,547
Receivable from Life variable products affiliates	488,541
Receivables from affiliate and associated partnership	675,427
Deferred tax asset - federal income taxes	8,692,080
Deferred tax asset - state income taxes, net	721,075
Other assets	1,889,240
Total assets	$ 45,626,910

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to Parent, net	$ 6,219,411
Payable to Life variable products affiliates	488,541
Payable to associated partnership	255,370
Total liabilities	6,963,322
Stockholder's equity:	
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	79,190,000
Retained earnings (deficit)	(40,536,412)
Total stockholder's equity	38,663,588
Total liabilities and stockholder's equity	$ 45,626,910

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.

Statement of Operations
For the Year Ended December 31, 2002

Revenue:	
Commissions:	
Retail funds	$ 3,581,003
Variable Products funds	11,955,576
Phoenix Home Life	1,559,555
12b-1 Fees	2,098,491
Dividend income	411,744
Total revenue	19,606,369
Expenses:	
Commissions:	
Retail funds	2,906,682
Variable Products funds	9,307,382
Phoenix Home Life	949,035
Administrative expense - Insurance Placement Services, Inc.	610,520
Agency incentives and bonuses - Retail funds	6,489,346
Agency incentives and bonuses - Variable Products funds	2,648,194
Department salaries and benefits	8,886,733
Financial Service Product Associates and Field Compliance Coordinators salaries and benefits	2,957,179
Other allocated shared company expenses	4,803,109
Advertising and marketing	3,580,465
General and administrative	2,764,386
Systems support and maintenance	2,587,278
Office equipment and rent	1,439,476
Regulatory fees	1,249,565
Total expenses	51,179,350
Income (loss) before income taxes	(31,572,981)
Income tax benefit	10,692,096
Net income (loss)	$ (20,880,885)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at December 31, 2001	$ 10,000	$ 59,190,000	$ (19,655,527)	$ 39,544,473
Capital contribution from Parent	-	20,000,000	-	20,000,000
Net income (loss)	-	-	(20,880,885)	(20,880,885)
Balance at December 31, 2002	$ 10,000	$ 79,190,000	$ (40,536,412)	$ 38,663,588

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income (loss)	$ (20,880,885)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:	
Increase in receivables from affiliates and associated partnership	(385,286)
Decrease in deferred tax assets - federal and state income taxes	2,088,258
Increase in other assets	(1,177,469)
Increase in payables to Parent, affiliates and associated partnership	2,691,129
Net cash (used in) provided by operating activities	(17,664,253)
Cash flows from financing activities:	
Proceeds from capital contribution from Parent	20,000,000
Net cash (used in) provided by financing activities	20,000,000
Net increase in cash and cash equivalents	2,335,747
Cash and cash equivalents, beginning of year	30,824,800
Cash and cash equivalents, end of year	$ 33,160,547

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.

Notes to Financial Statements

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC" or "Parent"). The Company was formed for the purpose of underwriting and distributing certain securities products for SFMAIC and other affiliates. The Company sells and services its variable annuity and variable life products only through an independent contractor agency force of its affiliates State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC.

The Company also sells retail mutual funds to the general public. The ten mutual funds offered through the State Farm Retail Mutual Fund Trust ("SFMFT") are: State Farm Equity Fund, State Farm Small Cap equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity and Bond Fund, State Farm Bond Fund, State Farm Tax Advantaged Bond Fund, and State Farm Money Market Fund.

As a result of the introduction of these retail mutual funds, the Company began incurring expenses related to the daily operations of this business. In anticipation of the sale of these products, the Company received capital contributions of $58,000,000 from SFMAIC during 2001. To fund ongoing operations, the Company received capital contributions of $20,000,000 from SFMAIC during 2002. The Company anticipates receiving additional capital contributions from SFMAIC while the Company remains in a net operating loss position. This capital contribution is subject to the discretion of SFMAIC's Board of Directors.

The Company has a sales agreement with Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") and Insurance Placement Services, Inc. ("IPSI") to sell Phoenix Home Life variable annuities and variable life products to sophisticated investors. IPSI, a wholly owned subsidiary of SFMAIC, is an affiliate of the Company who provides administrative services for the variable annuity and life products.

During 2003, the Company will be introducing five new funds within the SFMFT called LifePath. In addition, the Company will be introducing the AIM Fund 529 Plan.

2. Significant Accounting Policies

a. Cash and cash equivalents are invested in a money market mutual fund and are considered to approximate their respective carrying values due to their short-term nature and generally negligible credit losses.

b. The fair value of assets and liabilities are considered to approximate their respective carrying values due to their short-term nature.

c. Commission income is recognized when earned and related expenses are expensed when incurred on variable annuity and life insurance sales and mutual fund sales. The retail mutual funds are sold with a load. This represents commission income to the Company and a portion is paid to the registered representative within the independent contractor agency force with the remaining retained by the Company. Under the sales and servicing agreement with IPSI, commission income on the Phoenix Home Life products is paid to the registered representative within the independent

contractor agency force with the remaining remitted to IPSI as an administrative expense generating a zero net income effect in the Company's Statement of Operations. Under the sales and servicing agreement with the Life variable products affiliates, commission income on the variable annuity and variable life products is paid to the registered representative within the independent contractor agency force generating a zero net income effect in the Company's Statement of Operations. Dividend income is recorded as income on the ex-dividend date.

d. The Company recognizes other income for the 12b-1 distribution fees on the shares in the retail mutual funds. Shares are charged fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

e. The Company is a member of a consolidated Federal income tax group. At the state level, the Company files separately in all but five states. In forty states it files as a separate company. In five states it files with some of the State Farm affiliates. The consolidated Federal income tax liability is apportioned to each entity in accordance with an authorized written tax sharing agreement. The allocation is based upon separate return calculations with current credit for net losses and tax credits. Intercompany federal income tax balances are settled as follows: 1) intercompany federal income tax receivables and payables which relate to the current tax year will be settled within ninety (90) days; 2) any refunds of federal income tax will be settled within sixty (60) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within sixty (60) days of payment of the tax due.

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" (SFAS 109). SFAS 109 provides for an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Annually, the Company reviews its deferred tax assets for recovery. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in tax laws or rates.

   The Company has provided no valuation allowance for the federal deferred tax asset at December 31, 2002. Based on the current profitability of the federal income tax consolidated group, management believes it is more likely than not that all of the federal deferred tax benefits will be realized in the foreseeable future.

   The Company has not recorded a valuation allowance for the states of Illinois and Florida where the Company files a return with some of the State Farm affiliates. The Company has recorded a valuation allowance of $2,109,253 for the remaining forty-three states. The Company is projecting that it will not generate sufficient income within a reasonable amount of time to fully absorb the loss carryforwards before they expire.

f. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

3. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this Rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $26,489,903 which was $26,025,682 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 0.26 to 1, which is in excess of the minimum requirement at December 31, 2002.

4. Income Taxes

Components of the provision for income tax benefits are as follows:

	2002
Current income tax benefit:	
Federal	$ 12,780,354
State	-
	12,780,354
Deferred income tax (expense) benefit:	
Federal	(1,555,138)
State	(533,120)
	(2,088,258)
Total income tax benefit	$ 10,692,096

Legislation passed in March 2002 lengthened the federal income tax NOL carryback provision from two to five years effective for tax years 2002 and 2001. This change permitted SFMAIC to offset income reported in the 1996 and 1997 consolidated income tax returns with losses reported by the Company in 2001, generating a substantial federal income tax refund. The Company's share of the refund was $7,539,977, which was received and recorded in 2002. The Company's federal income tax NOLs total $24,249,544 expiring during the period 2021 through 2022.

Deferred income taxes result from differences between the amount of assets as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets are as follows:

	2002
Deferred tax assets:	
Agency deferred compensation	$ 1,957,630
Net operating losses carried forward for state income taxes, net of valuation allowance of $2,109,253	721,075
Net operating losses carried forward for federal income taxes	6,734,450
Total deferred tax assets	$ 9,413,155

A reconciliation of the provision for income taxes computed at the statutory rates compared to the actual provision for income taxes is as follows:

	2002	
	Amount	%
Federal income tax benefit at statutory rate	$ 11,050,543	35.0%
Increase (decrease) resulting from:		
State income taxes	(346,528)	-1.1%
Other	(11,919)	0.0%
Income tax benefit	$ 10,692,096	33.9%

5. **Transactions with Affiliates and Associated Partnership**

At December 31, 2002, the Company had amounts due to/from SFMAIC, affiliates and an associated partnership for commissions, agents' incentives, income taxes and general expenses surrounding the sales of variable annuity and variable products and retail mutual fund products. The cost of Financial Service Product Associates ("FSPA") and Field Compliance Coordinators ("FCC") are also included in these expenses. The FSPAs provide training to agents on the sale of financial products and the FCCs perform reviews of agents's work products and procedures to ensure regulatory compliance.

All expenses, excluding regulatory fees, appearing within the accompanying Statement of Operations, are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to a servicing agreement whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through usage studies and is included in the accompanying Statement of Operations. The net payable to Parent included in the accompanying Statement of Financial Condition represents reimbursement to the Company for the use of its NOL and the expenses noted above. The amounts due/to from SFMAIC, affiliates and an associated partnership settle monthly except for the payable to Parent for the agents' incentives and bonuses that is settled once per year. Amounts allocated for the year ended December 31, 2002 was $12,584,313.

The Company also receives an allocation of the employee compensation and benefits from SFMAIC associated with its pension and other postretirement benefits. The Company has no legal obligation under these plans. SFMAIC allocates amounts to the Company based upon employee counts.

6. **Securities and Exchange Commission Rule 15c3-3**

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

SUPPLEMENTAL SCHEDULE

State Farm VP Management Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Total stockholder's equity	$ 38,663,588
Deductions and/or charges:	
Nonallowable assets:	
Receivable from affiliate	420,057
Deferred tax asset - federal income taxes	8,692,080
Deferred tax asset - state income taxes, net	721,075
Other assets	1,677,262
Total deductions and/or charges	11,510,474
Net capital before haircuts on securities positions	27,153,114
Haircuts on securities:	
Trading and investment securities:	
Other securities	663,211
Net capital	$ 26,489,903
Aggregate indebtedness:	
Items included in statement of financial condition:	
Payables to Parent, affiliates and associated partnership	$ 6,963,322
Total aggregate indebtedness	$ 6,963,322
Computation of basic net capital requirements:	
Minimum net capital requirement	$ 464,221
Excess net capital	$ 26,025,682
Excess net capital at 1000%	$ 25,793,571
Ratio: Aggregate indebtedness to net capital	0.26 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

To the Board of Directors and Stockholder of
State Farm VP Management Corp.:

In planning and performing our audit of the financial statements and supplemental schedule of State Farm VP Management Corp. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2003